200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C.
To Call Writer Directly: 312 861-2232	312 861-2000	Facsimile: 312 861-2200
dmyers@kirkland.com	www.kirkland.com

July 27, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A and
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

On behalf of 1-800 CONTACTS, INC., a Delaware corporation (the “Company” or “1-800 CONTACTS”), in connection with its Preliminary Proxy Statement on Schedule 14A and its Schedule 13E-3 originally filed on June 26, 2007 with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated July 24, 2007 (the “Comment Letter”). We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission, which have been revised to reflect comments raised by the Staff in the Comment Letter.

For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.

Schedule 13E-3

1.                                       The disclosure in the proxy statement indicates that other members of the company’s senior management and board of directors will acquire equity interests in Holdings. In addition, we note that certain executive officers and directors of 1-800 Contacts will

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

serve as directors of the surviving company and as members of the equivalent governing body of Holdings after the merger. These equity stakes and positions after the merger may require such persons to be filers on the Schedule 13E-3. In your response letter, analyze whether such affiliates are engaged in this going private transaction. Your analysis should identify them and provide the approximate percentage of total equity such individuals may own after the merger (both collectively and individually). In addition, describe each individual’s current position with the company and his or her expected position with the surviving entity. We may have additional comments.

Response: In addition to Jonathan C. Coon, the Company’s Chairman and Chief Executive Officer, and John F. Nichols, the Company’s Vice President, Trade Relations and a director, the following executive officers will be offered the opportunity to acquire equity interests in Holdings having an aggregate value of up to $2 million. This value represents approximately 1.4% of the total equity interests in Holdings after the merger. All of the executive officers are expected to retain their equivalent management positions in Holdings after the merger.

Name	Title
Brian W. Bethers	President
Robert G. Hunter	Chief Financial Officer
Kevin K. McCallum	Chief Marketing Officer
John R. Murray	Chief Information Officer
Max Neves	Vice President, Human Resources
R. Joe Zeidner	General Counsel and Chief Legal Officer

The Schedule 13E-3 has been revised to include Brian W. Bethers, Robert G. Hunter, Kevin K. McCallum, John R. Murray, Max Neves and R. Joe Zeidner as filers in response to the Staff’s comment, and the Preliminary Proxy Statement has been revised accordingly.

Other than Mr. Coon, Mr. Nichols and Frank LaGrange Johnson (through investment funds controlled by Mr. Johnson as discussed in the response to comment 2 below), no directors are expected to acquire equity interests in Holdings in connection with the merger or to continue to serve as directors of the surviving company.

2.                                       See comment 1 above. In your response letter, describe any equity interest in the surviving entity that director Frank LaGrange Johnson will or may receive as a result of the merger. We note that Mr. Johnson has entered into a support agreement with Alta Parent Corp. and Alta Acquisition Corp. whereby he has agreed to vote in favor of the merger the significant number of shares in 1-800 Contacts that he controls, thereby facilitating the transaction.

Response: LaGrange Capital Partners, LP and LaGrange Capital Partners Offshore Fund, Ltd., investment firms controlled by Frank LaGrange Johnson, will be offered the opportunity to exchange up to $10 million of their existing holdings of 1-800 Contacts common stock for equity interests in Holdings. The Schedule 13E-3 has been revised to include LaGrange Capital Partners, LP, LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Capital Administration, LLC, LaGrange Capital Management, LLC and Frank LaGrange Johnson as filers in response to the Staff’s comment, and the Preliminary Proxy Statement has been revised accordingly.

3.                                       In your response letter, tell us why you have not included Fenway Partners, LLC which “sponsors” Fenway. Your analysis should describe the relationship and organizational structure between Fenway Partners II, Fenway Partners Capital Fund and Fenway Partners, LLC and the latter’s role in this transaction and its funding. In addition, identify any individuals who control these entities in common. We may have additional comments after reviewing your response.

Response: Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Fenway Partners Capital Fund III, L.P. (“Fenway”) advises as follows: Fenway currently owns 100% of Alta Parent Corp. (“Parent”) and has provided an equity commitment letter to Parent in order to finance, in part, the consummation of the merger. Fenway is a limited partnership whose general partner is Fenway Partners III, LLC (“Fenway GP”). Fenway GP has the sole signing authority on behalf of Fenway. In connection with the participation of certain officers and directors of the Company in the going private transaction, each of Fenway and Fenway GP are included as filing persons on the Schedule 13E-3. Fenway Partners, LLC from time to time provides advisory services to Fenway, funds affiliated with Fenway and certain of their respective portfolio companies. Fenway Partners, LLC is not providing any of the financing in connection with the consummation of the merger and does not and, following the consummation of the merger, will not own, directly or indirectly, any equity interests of the Company. In addition, Fenway Partners, LLC does not and, following the consummation of the merger, will not have direct or indirect control over the Company. Accordingly, it is respectfully submitted that Fenway Partners, LLC need not be added as a filing person to the Schedule 13E-3.

The Company has clarified its disclosure in response to the Staff’s comment. See page 20 of the Preliminary Proxy Statement.

4.                                       See our last comment above. We note the disclosure on page 2 of the Summary Term Sheet, where you state that after the merger, the company will become a privately held company “owned by a group of investors led by Fenway and the continuing investors.” If this group includes persons or entities not currently included as filing persons on the Schedule 13E-3, please tell us in your response letter why you believe their omission is appropriate.

Response: The Company has been informed by Fenway that it often invites certain persons with whom it has commercial or investment relationships to be co-investors in its portfolio companies. The Company has been informed that none of these co-investors or their principals will be directors or officers of the surviving company or otherwise be an affiliate of or own greater than 10% of the equity interests in Holdings. Accordingly, the filing persons do not believe that the co-investors are, or will be, “engaged” in the going-private transaction within the meaning of Rule 13e-3. The Company confirms its understanding that, notwithstanding the foregoing, to the extent that Fenway assigns any portion of its equity commitment to other investors who are affiliates of the Company for purposes of Rule 13e-3, such investors will be included as filers on the Schedule 13E-3, which may require revisions to the proxy statement and additional time for shareholders to receive and analyze new disclosure about such entities.

5.                                       We note the disclosure on page 5 of the proxy statement that Fenway may assign “to their affiliated and/or non-affiliated investors … a portion of their respective commitments under the equity commitment letter delivered to Parent.” Note that if such assignments occur, the entities to whom they are made may need to be included as filers on the Schedule 13E-3, since they will be funding the transaction in whole or in part. In turn, this may require revisions to the proxy statement and additional time for shareholders to receive and analyze new disclosure about such entities. Please confirm your understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that, to the extent that Fenway assigns any portion of its equity commitment to other investors, and such investors are affiliates of the Company for purposes of Rule 13e-3, such investors will be included as filers on the Schedule 13E-3, which may require revisions to the proxy statement and additional time for shareholders to receive and analyze new disclosure about such entities.

6.                                       The Rollover Equity Side Letter and Term Sheet filed as Exhibit (d)(3) to the Schedule 13E-3 notes that Messrs. Coon and Nichols “and [their] respective family members” will have the right to acquire an equity stake in the surviving entity having a value of $25 million. Identify the other family members of Messrs. Coon and Nichols who will be investing in the company after the merger, and tell us why you have not included them as filing persons on the Schedule 13E-3.

Response: The other family members of Messrs. Coon and Nichols who will be investing in the Company after the merger are their minor children. Of the 3,005,290 shares of 1-800 CONTACTS common stock beneficially owned by Mr. Coon, 292,673 shares are beneficially owned by Mr. Coon as custodian under the Uniform Gift to Minors Act (“UGMA”) and 14,134 shares are owned by Mr. Coon’s minor children, with the remaining 2,698,483 shares being owned directly by Mr. Coon. Of the 959,927 shares of 1-800 CONTACTS common stock beneficially owned by Mr. Nichols, 5,153 shares are beneficially owned by Mr. Nichols as custodian under the UGMA, with the remaining 954,744 shares being owned directly by Mr. Nichols. Messrs. Coon and Nichols act on behalf of each of their minor children with respect to their shares of 1-800 CONTACTS common stock. The children have not been included as filing persons on the Schedule 13E-3 because they are dependent minors who are not engaged in the going private transaction for purposes of Rule 13e-3.

PREM14A filed June 26, 2007

General

7.                                       See our comments above. Please be aware that to the extent that you add additional filings persons on the Schedule 13E-3 as a result of these comments or otherwise, you may be required to revise the proxy statement to provide all of the disclosure required by Schedule 13E-3 as to those new filers individually. In addition, you may also be required to distribute additional soliciting materials and make timing accommodations to permit shareholders of 1-800 Contacts enough time to receive and react to the new information. Please confirm your understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that, to the extent additional filing persons are added on the Schedule 13E-3, the Company will revise the proxy statement to provide additional disclosure required by Schedule 13E-3 as to those new filers individually, and that the Company may be required to distribute additional soliciting materials and make timing accommodations to permit stockholders of 1-800 CONTACTS enough time to receive and react to new information, if any.

Summary Term Sheet — Opinion of Financial Advisor, page 3

8.                                       If any portion of the fees payable to Sonenshine Partners is conditioned on the closing of the merger, please so state here.

Response: The Company has added disclosure in response to the Staff’s comment. See page 3 of the Preliminary Proxy Statement.

Questions and Answers about the Special Meeting and the Merger — Who are the continuing investors?, page 10

9.                                       Identify by name and position the members of senior management and the board of directors who make up the group you refer to as the “continuing investors.” Here and generally throughout the proxy statement, quantify by range or approximate percentage the equity stake each will own in the surviving entity individually and in the aggregate.

Response: The Company has added disclosure in response to the Staff’s comment. See pages 5 and 50 of the Preliminary Proxy Statement.

What vote of our stockholders is required to approve and adopt the merger agreement?, page 11

10.                                 Identify the existing shareholders who are parties to the support agreement. In addition, describe their positions with the company.

Response: The Company has added disclosure in response to the Staff’s comment. See page 12 of the Preliminary Proxy Statement. The existing stockholders who are parties to the support agreement are disclosed in Annex B to the Preliminary Proxy Statement.

Special Factors — Background of the Merger, page 20

11.                                 Refer to the last sentence in the first paragraph in this section. Provide additional details about the “potential partners” with whom management engaged in “strategic discussions.” Be specific about the time period involved and the parties contacted.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 21 of the Preliminary Proxy Statement.

12.                                 Provide more detail about how and why the board elected to pursue the sale of ClearLab as a separate transaction. The relationship of this sale to the merger should also be explained.

Response: The Company has added disclosure in response to the Staff’s comment. See page 21 of the Preliminary Proxy Statement.

13.                                 Clarify how and when the board reached the decision to pursue the sale of the company beginning with the contacts with financial and strategic buyers beginning in December 2006. What consideration was given to remaining independent or pursuing the acquisition of another company? Why were these options not chosen?

Response: The Company has added disclosure in response to the Staff’s comment. See page 21 of the Preliminary Proxy Statement.

14.                                 Clarify why you entered into a second non-disclosure agreement with Bidder A, effective February 27, 2007.

Response: The Company executed the amended and restated non-disclosure agreement at Bidder A’s request in order to make minor changes intended to clarify the scope of the parties’ respective nondisclosure obligations.

15.                                 Similarly, explain why you engaged both Goldman Sachs and Sonenshine as financial advisors in connection with this transaction.

Response: The Company engaged Goldman Sachs & Co. in December 2003 for the limited purpose of exploring a specific transaction which was not consummated and, in July 2006, revised its engagement letter to redefine the services Goldman Sachs would provide in connection with the later exploration of strategic alternatives. Pursuant to Goldman Sachs’s amended engagement letter, the Company will be required to pay a transaction fee to Goldman Sachs of $1,000,000 in connection with the closing. Goldman Sachs was periodically asked to and did render limited advice concerning certain potential suitors with whom Goldman Sachs was familiar. However, Goldman Sachs did not make any presentations or give strategic advice to the board in connection with the strategic review commenced in December 2006, including the proposed merger.

16.                                 Disclose the number of “other bidders” (besides Fenway, Bidder A and Bidder B) with whom you had discussions during March, April and May 2007.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 22 of the Preliminary Proxy Statement.

17.                                 As to each alternate bid received, summarize all material terms, including the transaction type. For example, on page 21, explain what kind of “strategic alliance” Bidder A proposed in May 2007, and the form and per share value of the proposal. Provide the same information with respect to Bidder A’s revised bids.

Response: The Company has added disclosure in response to the Staff’s comment. Please see pages 23 and 24 of the Preliminary Proxy Statement. The proposal from Bidder A was not a proposal to acquire 1-800 CONTACTS, and no per share value was associated with this proposal.

18.                                 Explain why the board concluded in May 2007 that a financial sponsor would present the most favorable proposal.

Response: The Company has added disclosure in response to the Staff’s comment. Please see pages 23 and 24 of the Preliminary Proxy Statement.

19.                                 On page 23, explain why the transaction committee concluded that the Fenway proposal had the greatest likelihood of maximizing shareholder value.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 25 of the Preliminary Proxy Statement.

20.                                 See our last comment above. In the last paragraph on page 23, summarize the material terms of the final bids or proposals from Bidders A and B.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 25 of the Preliminary Proxy Statement.

Recommendation of the Transactions Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger, page 24

21.                                 In the first bullet point in this section, quantify how long the transactions committee believed it would take before the company’s stock would reach and sustain the merger consideration of $24.25. This period of time is cited in support of the fairness of the merger, so we believe it should be quantified to the extent possible.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 26 of the Preliminary Proxy Statement.

Purpose for the Merger for 1-800 Contacts, page 26

22.                                 For all filing persons including the company, state the reasons for the timing of this transaction.

Response: The Company has added disclosure in response to the Staff’s comment. Please see pages 29, 30 and 31 of the Preliminary Proxy Statement.

Opinion of Financial Advisor, page 28

23.                                 Did Goldman Sachs provide any written materials or oral presentations in its role as financial advisor in connection with this transaction? If so, all of such materials or oral contacts should be summarized in considerable detail in the proxy statement. Any written materials must be filed as exhibits to the Schedule 13E-3.

Response: Goldman Sachs did not provide any written materials or oral presentations in its role as financial advisor in connection with this transaction.

24.                                 Did any filing person other than the company engage a third party that prepared a report (oral or written) of the type specified by Item 1015 of Regulation M-A? If so, provide the disclosure required by that Item in the proxy statement and file any written materials as exhibits to the Schedule 13E-3.

Response: The Company has been informed by the filing persons that no filing person other than the Company engaged a third party that prepared a report (oral or written) of the type specified by Item 1015 of Regulation M-A.

25.                                 The Sonenshine Partners report dated June 3, 2007 contains comparisons of the Fenway merger versus proposals received from other parties. We assume the parties for whom code names are used in this report represent Bidders A and B. Expand this section to describe the comparisons of the bids contained in the report.

Response: The Company has added disclosure in response to the Staff’s comment. Please see pages 38 and 39 of the Preliminary Proxy Statement.

26.                                 Clarify why Sonenshine added the Additional Value to each of the per share value data its analyses yielded. That is, clearly explain what the Additional Value is intended to represent and why it was added to yield a per share value that in many cases is above the merger consideration.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 32 of the Preliminary Proxy Statement.

27.                                 At the bottom of page 32, describe the “certain adjustments for certain expenses” utilized in Sonenshine’s analysis.

Response: The Company has added disclosure in response to the Staff’s comment. Please see page 36 of the Preliminary Proxy Statement.

Position of Parent, Acquisition, Fenway and Fenway GP as to the Fairness of the Merger, page 27

28.                                 Explain why the above entities did not consider any other firm offers made by unaffiliated parties in assessing the fairness of this transaction. Since it appears that the company did receive offers from other parties during the negotiations leading up to the signing of the merger agreement, why aren’t these relevant to the fairness analysis?

Response: No representative of Parent, Acquisition, Fenway or Fenway GP is a member of the board of directors or management of the Company and therefore such entities were not aware of any other firm offers made by other parties prior to Parent and Acquisition agreeing to engage in a transaction with the Company. As a result, such entities did not evaluate or consider any such offers in assessing the fairness of this transaction.

Where You Can Find More Information, page 82

29.                                 Schedules 14A and 13E-3 do not permit the “forward” incorporation by reference of periodic reports not yet filed with the SEC. The Schedules must be specifically amended to incorporate any such reports if and when filed. Please revise the disclosure in the second to last paragraph on page 83 accordingly.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 88 of the Preliminary Proxy Statement.

*       *       *       *       *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232, R. Scott Falk, P.C. at (312) 861-2340 or Elisabeth M. Martin at (312) 861-3055.

Sincerely,

/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	R. Joe Zeidner
1-800 CONTACTS, INC.

Joshua A. Leuchtenburg
Anthony J. Norris
Ropes & Gray LLP

Gregory V. Gooding
Debevoise & Plimpton LLP

James T. Lidbury
Mayer, Brown, Rowe & Maw LLP

[1-800 CONTACTS LETTERHEAD]

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, 1-800 CONTACTS, INC. (“1-800 CONTACTS”), acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  1-800 CONTACTS is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  1-800 CONTACTS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

1-800 CONTACTS, INC.

By:	/s/ Robert G. Hunter
Name:	Robert G. Hunter
Title:	Chief Financial Officer

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Alta Parent Corp. (“Parent”), acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  Parent is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Parent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTA PARENT CORP.

By:	/s/ Aron Schwartz
Name:	Aron Schwartz
Title:	Vice President

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Alta Acquisition Corp. (“Acquisition”), acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  Acquisition is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Acquisition may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTA ACQUISITION CORP.

By:	/s/ Aron Schwartz
Name:	Aron Schwartz
Title:	Vice President

Fenway Partners Capital Fund III, L.P.
152 West 57th Street, 59th floor
New York, New York 10019

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Fenway Partners Capital Fund III, L.P. and Fenway Partners III, LLC (together, “Fenway”), acknowledge, with respect to the above-referenced filings (the “filings”), that:

•                  Fenway is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Fenway may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *      *

Very truly yours,

FENWAY PARTNERS CAPITAL FUND III, L.P.

By: Fenway Partners III, LLC, its General Partner

By:	/s/ W. Gregg Smart
Name:	W. Gregg Smart
Title:	Senior Managing Director

By:	/s/ Aron Schwartz
Name:	Aron Schwartz
Title:	Managing Director

FENWAY PARTNERS III, LLC

By:	/s/ W. Gregg Smart
Name:	W. Gregg Smart
Title:	Senior Managing Director

By:	/s/ Aron Schwartz
Name:	Aron Schwartz
Title:	Managing Director

2

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Jonathan C. Coon, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JONATHAN C. COON

/s/ Jonathan C. Coon
Jonathan C. Coon

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, John F. Nichols, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN F. NICHOLS

/s/ John F. Nichols
John F. Nichols

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Brian W. Bethers, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BRIAN W. BETHERS

/s/ Brian W. Bethers
Brian W. Bethers

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Robert G. Hunter, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROBERT G. HUNTER

/s/ Robert G. Hunter
Robert G. Hunter

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Kevin K. McCallum, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KEVIN K. McCALLUM

/s/ Kevin K. McCallum
Kevin K. McCallum

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, John R. Murray, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN R. MURRAY

/s/ John R. Murray
John R. Murray

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, Max Neves, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAX NEVES

/s/ Max Neves
Max Neves

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, R. Joe Zeidner, acknowledges, with respect to the above-referenced filings (the “filings”), that:

•                  The undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

R. JOE ZEIDNER

/s/ R. Joe Zeidner
R. Joe Zeidner

LaGrange Capital

1270 Avenue of the Americas

Suite 2200

New York, NY 10020

July 27, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

The undersigned, LaGrange Capital Partners, LP, LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Capital Administration, LLC, LaGrange Capital Management, LLC and Frank LaGrange Johnson (collectively, the “LaGrange Investors”), acknowledge, with respect to the above-referenced filings (the “filings”), that:

•                  The LaGrange Investors are responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The LaGrange Investors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *      *

Very truly yours,

LAGRANGE CAPITAL PARTNERS, LP

By: LaGrange Capital Management, LLC, its General Partner

By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

By: LaGrange Capital Administration, LLC, its Investment Manager

By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member

LA GRANGE CAPITAL ADMINISTRATION, LLC

By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member

LA GRANGE CAPITAL MANAGEMENT, LLC

By:	/s/ Frank LaGrange Johnson
Name:	Frank LaGrange Johnson
Title:	Sole Member

FRANK LAGRANGE JOHNSON

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

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